EXHIBIT 3.12

AMENDMENT TO BY-LAWS

OF

UNICO, INCORPORATED

This Amendment to By-Laws of Unico, Incorporated was approved by the Board of Directors of the corporation on August 31, 2009.

1.

Article III, Section 2 of the By-Laws is hereby amended in its entirety to read as follows:

                    Article III. Board of Directors

    Section 2. Number, Tenure, and Qualifications.  The number of directors of the corporation shall be established by the board of directors by resolution from time to time, but there shall be a minimum of three (3) directors and a maximum of seven (7) directors.  Each director shall hold office until the next annual meeting of shareholders and until his successor shall have been elected and qualified.  Directors need not be residents of the State of Arizona or shareholders of the corporation.

2.

A new Section 11 is added to Article III of the By-Laws which reads as follows:

                      Article III. Board of Directors

    Section 11. Chairman.  The directors may, in their discretion, elect one of the directors by a majority vote to serve as the Chairman of the board of directors. He shall hold office as Chairman until his successor shall have been duly elected and shall have qualified or until his death or until he shall resign or shall have been removed by a majority vote of the directors.  The Chairman shall preside over all of the meetings of the board of directors, and in general shall perform all duties incident to the office of Chairman and such other duties as may be prescribed by the board of directors from time to time.

3.

Except as specifically herein amended, the By-Laws of Unico, Incorporated, as previously amended, are hereby ratified and confirmed.

I, C. Wayne Hartle, as the Secretary of Unico, Incorporated, hereby certify that this Amendment to By-Laws of Unico, Incorporated was approved and adopted by the Board of Directors of Unico, Incorporated on August 31, 2009.

UNICO, INCORPORATED

By/s/ C. Wayne Hartle________

  C. Wayne Hartle, Secretary